SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Balch & Bingham LLP
                  1710 Sixth Avenue North
                  Birmingham, AL 35203-2015

                  Balch & Bingham LLP
                  1901 Sixth Avenue North
                  Birmingham, AL 35203-2628

                  Balch & Bingham LLP
                  655 Gallatin Street
                  Huntsville, AL 35801-4901

                  Balch & Bingham LLP
                  2 Dexter Avenue
                  Montgomery, AL 36104-3515

                  Balch & Bingham LLP
                  1275 Pennsylvania Avenue N.W.
                  Washington, DC 20004-2404

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  Any partner, attorney or employee of Balch & Bingham LLP

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  This Firm is retained generally to provide legal services to Alabama Power Company, Southern Company Services, Inc., and other subsidiaries of The Southern Company

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


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         5.       (a) Continued


                    Salary or other
                     compensations
Name of         received       to be       Person or company from whom received
recipient                     received     or to be received
                  (a)           (b)

Balch & Bingham LLP (See Attachment)

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: $64,524.00

           (b) Itemized list of all other expenses:  None

Date January 20, 2000                        (Signed) /s/ Balch & Bingham LLP



                                                By /s/Walter M. Beale, Jr.
                                                      Walter M. Beale, Jr.
                                                          Partner



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Item 5.(a)        Salary or other compensations



   Received during              To be received                        Person or Company
     prior 3-year                                                     from whom received
   reporting period                                                   or to be received

          (a)                       (b)

       $22,833,100.00     To be included in supplementary          Alabama Power Company
                          statement

            40,564.00     To be included in supplementary          Southern Electric Generating Company
                          statement

         3,084,803.00     To be included in supplementary          Southern Nuclear Operating Company
                          statement

         6,152,229.00     To be included in supplementary          Southern Company Services, Inc.
                          statement

           241,831.00     To be included in supplementary          Georgia Power Company
                          statement

            30,013.00     To be included in supplementary          Gulf Power Company
                          statement

             9,729.00     To be included in supplementary          Mississippi Power Company
                          statement

           199,277.00     To be included in supplementary          Southern Communications Services, Inc.
                          statement
